Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

October 24, 2013

Via Edgar & FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	NeuroMetrix, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 26, 2013
File No. 333-188133

We are submitting this letter on behalf of NeuroMetrix, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 7, 2013 (the “Comment Letter”) from Russell Mancuso, Branch Chief, to Dr. Shai Gozani, the Company’s Chief Executive Officer, relating to the above-referenced Amendment No. 1 to registration statement on Form S-1 of the Company, filed with the Commission on July 26, 2013. In conjunction with this letter, the Company is filing Amendment No. 2 to the registration statement (“Amendment No. 2” and, as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

Registration Statement

1.	We note your responses to comments 1 and 7. Please include in your next amendment all information other than that which may be omitted per Rule 430A and file the exhibit required by Regulation S-K Item 601(b)(5).

Response: The Company acknowledges the Staff’s comment and respectfully submits that such information, including the exhibit required to be filed by Regulation S-K Item 601(b)(5), will be included in a pre-effective amendment to the Registration Statement. The Company confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until an estimated price or price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the offering price range or an assumed price and all other required information has been provided.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 24, 2013

Prospectus Cover Page

2.	Please note that prior comment 2 sought disclosure on the prospectus cover of the specific date that the offering will end. Please revise accordingly.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the cover page of the Registration Statement to include the specific date that the offering will end.

Use of Proceeds, page 27

3.	Please address that part of prior comment 4 that asked you to disclose the portion of the net proceeds to be used for each of the purposes identified. Your disclosure should address the approximate amount that you currently intend to use for each purpose as required by Regulation S-K Item 504.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 27 of the Registration Statement to provide the approximate amount of net proceeds the Company currently intends to use for each of the purposes identified. The Company also confirms that, when the estimated price or price range for the offering is determined, specific estimated amounts for each of the purposes identified will be included in a pre-effective amendment to the Registration Statement.

4.	It is unclear how your revised disclosure in the penultimate sentence of the fourth paragraph of this section addresses the second sentence of prior comment 4. If you reserve the right to change the use of proceeds, please revise your disclosure as indicated in instruction 7 to Regulation S-K Item 504.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 27 of the Registration Statement to include specific events and contingencies that may impact the way the Company uses the net proceeds from the offering.

5.	Please address that part of prior comment 5 that asked you to quantify how you will allocate the proceeds for each disclosed purpose assuming that you sell less than the maximum amount of securities that you are offering. Your disclosure should address the approximate amount that you currently intend to use for each purpose.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

October 24, 2013

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 27 of the Registration Statement to include a breakdown, assuming the Company sells all, two-thirds and one-third of the units offered, of the approximate amounts that the Company currently intends to use for each purpose at each assumed offering amount. The Company also confirms that, when the estimated price or price range for the offering is determined, specific estimated amounts for each purpose at each assumed offering amount will be included in a pre-effective amendment to the Registration Statement.

* * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call the undersigned at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates

Megan N. Gates

cc:	Securities and Exchange Commission
Thomas Jones, Esq.

NeuroMetrix, Inc.
Shai N. Gozani, M.D.
Mr. Thomas T. Higgins

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Garrett Winslow, Esq.